FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, March 31, 2010

Mr. Superintendent of Securities and Insurance

RE:           Complementary information for communications dated March 3rd, March 16th and March 22nd regarding Material Fact N°574, dated March 1st, 2010

The undersigned, as President and Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter “Arauco” or the “Company”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes; a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby complements the information regarding the progress made in resuming the Company’s operations that were affected by the earthquake and tidal wave that struck Chile on February 27, 2010.

I.	Pulp Business

Valdivia Pulp Mill: As was communicated earlier, Valdivia Pulp Mill, located in San José de la Mariquina, in Chile’s Los Ríos Region, has been operating as of March 21, 2010. This mill’s annual production capacity is 550,000 tons of pulp.

Licancel Pulp Mill: During the next ten days, Licancel Pulp Mill, located in Licantén, in Chile´s VII Maule Region, will resume operation. This facility has an annual production capacity of 140,000 tons of pulp.

Nueva Aldea Pulp Mill: The Nueva Aldea pulp mill, located in Nueva Aldea, in Chile’s Bío Bío Region, is scheduled to resume operations during April 2010. This facility has an annual production capacity of nearly 1 million tons of pulp.

Planta Arauco Pulp Mill: This pulp mill, located in Horcones, Chile  Bío Bío region, has two production lines. Line I, which has an annual production capacity of about 290,000 tons of pulp, is scheduled to operate during April 2010. Line II, which has an annual production capacity of nearly 500,000 tons of pulp, is still undergoing repairs and a reopening date has yet to be determined.

Planta Constitución Pulp Mill: Located in the city of Constitución, in the Maule Region, this pulp mill has an annual production capacity of 355,000 tons of pulp. Constitución pulp mill suffered damages from the earthquake and is still undergoing repairs. A reopening date has yet to be determined.

During the month of April 2010, the company expects to gradually restore approximately 70% of the pulp production capacity of its operations in Chile.

II.	Panel Business

Trupán Cholguán Facility: This industrial complex, located in Cholguán, in Chile’s VIII Bío Bío Region, has three production lines. Line 1 is an MDF producing line, with an annual capacity of about 180,000 cubic meters. This line is operating normally. Line 2 is an MDF producing line, with an annual capacity of about 350,000 cubic meters. This line is scheduled to resume operation next week. The third line is a Cholguan Hard Board (HB) production line, with an annual production capacity of nearly 60,000 cubic meters, and is operating normally.

Nueva Aldea Plywood Facility: This facility is operating normally. It is located in Nueva Aldea, in Chile’s VIII Bío Bío Region and has an annual production capacity of 435,000 cubic meters.

Horcones Plywood Facility: This facility is scheduled to resume operation during April. It is located in Horcones, in Chile’s VIII Bío Bío Region, and has an annual production capacity of 340,000 cubic meters.

An important part of the panel business is fully operating at this time. According to our schedule, panel production should reach 100% during April 2010.

III.	Sawn Timber Business

Of the seven saw mills operated by Celulosa Arauco y Constitución S.A. subsidiary Aserraderos Arauco in Chile, six are operating normally at present. The seventh saw mill, Horcones I, is set to resume operations during April 2010.

Of the five remanufacturing facilities operated by Aserraderos Arauco in Chile, four are producing normally, while the fourth one, located in Horcones, is expected to resume operations next week.

An important part of this production area is already in full operation, and is scheduled to reach 100% of its production capacity during April 2010.

In addition to what is mentioned earlier, Arauco will resume its production activities at Horcones II saw mill, located in the Arauco community, which was shut down last year because of the international crisis that affected the sector. According to our schedule, this saw mill should begin its production during June of this year, which will provide work for 200 people. Horcones II has a monthly production capacity of nearly 14,500 cubic meters.

************************

Finally, considering that a major part of Arauco’s industrial activities should be fully operating during April—except for Constitución pulp mill and pulp production Line 2 at Arauco pulp mill—a large part of the company’s forestry area should return to normal operation, supplying wood fiber to its industrial units.

Best Regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   April 9, 2010                                                              By:          /s/  Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer